CANADIAN WESTERN BANK

March 16, 2015

Dejour Energy (Alberta) Ltd.
#598 – 999 Canada Place
Vancouver, BC V6C 3E1

ATTENTION: **Mr. David Matheson** **Chief Financial Officer** **Mr. Robert Hodgkinson** **Co-Chairman & CEO**

Dear Sir:

RE: CREDIT FACILITIES – CANADIAN WESTERN BANK / DEJOUR ENERGY (ALBERTA) LTD.

We are pleased to advise that Canadian Western Bank has approved the following amended Credit Facilities for Dejour Energy (Alberta) Ltd., subject to the terms and conditions of the accepted Commitment Letter dated July 29, 2014, and Amending Commitment Letter November 24, 2014, which terms and conditions will remain in full force and effect, as amended below.

BORROWER: **DEJOUR ENERGY (ALBERTA) LTD.** (the **"Borrower"**).

GUARANTOR: **DEJOUR ENERGY INC.** (the **"Guarantor"**).

The Borrower and the Guarantor are collectively referred to as **"Loan Parties"**, and each, a **"Loan Party"**.

LENDER: **CANADIAN WESTERN BANK** (the **"Bank"**).

CREDIT FACILITY A: **REVOLVING OPERATING DEMAND LOAN** (the **"Credit Facility A"**).

AVAILABILITY: Availability reductions of $100,000 per month, commencing upon execution of this Commitment Letter, and occurring on the 28th of each month thereafter.

FOR ALL CREDIT FACILITIES

SECURITY: The following security (the "Additional Security") shall be completed, duly executed, delivered, perfected and registered, where necessary, to the entire satisfaction of the Bank and its counsel, and shall form part of the Security.

1. Amending Commitment Letter dated March 16, 2015; and

2. such other security, documents, and agreements that the Bank or its counsel may reasonably request.

The Existing Security and Additional Security (together the "**Security**") to be perfected/registered, at a minimum, in the Province of Alberta, in a first priority position, subject only to Permitted Encumbrances. All present and future Security shall be held by the Bank as continuing security for all present and future debts, obligations and liabilities (whether direct or indirect, absolute or contingent) of the Borrower to the Bank including without limitation for the repayment of all loans and advances made herein and for other loans and advances that may be made from time to time in the future whether herein or otherwise. The Security shall be in form and substance satisfactory to the Bank and its counsel.

CONDITIONS PRECEDENT:

Prior to further advances under the Credit Facilities, the Borrower shall have provided, executed or satisfied the following, to the Bank's satisfaction:

1. all Additional Security shall be duly completed, authorized, executed, delivered by the Borrower which is a party thereto, and perfected and registered, all to the satisfaction of the Bank and its counsel;
2. no Default or Event of Default shall exist;
3. no Material Adverse Effect has occurred with respect to the Borrower or the Security;
4. all representations and warranties of the Borrower shall be true and correct; and
5. any other document that may be reasonably requested by the Bank.

The above conditions are inserted for the sole benefit of the Bank, and may be waived by the Bank in whole or in part (with or without terms or conditions) in respect of any particular Advance, provided that any waiver shall not be binding unless given in writing and shall not derogate from the right of the Bank to insist on the satisfaction of any condition not expressly waived in writing or to insist on the satisfaction of any condition waived in writing which may be requested in the future.

REVIEW:

The next annual Review is scheduled on or before April 1, 2015 but may be set at an earlier or later date at the sole discretion of the Bank.

EXPIRY DATE:

This Amending Commitment Letter is open for acceptance until March 20, 2015 at which time it shall expire unless extended by mutual consent in writing. We reserve the right to cancel this Amending Commitment Letter at any time prior to acceptance.

If the foregoing terms and conditions are acceptable, please sign two copies of this Amending Commitment Letter and return one copy to the Bank by the Expiry Date. This Amending Commitment Letter may be executed in any number of counterparts and delivered by facsimile or other electronic copy, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement.

Canadian Western Bank appreciates the opportunity of providing this Amending Commitment Letter to Dejour Energy (Alberta) Ltd. We look forward to our continuing and mutually beneficial relationship.

Yours truly,

CANADIAN WESTERN BANK

Timothy D. Bacon Director, Energy Lending Group	Brett Robertson Senior Account Manager Energy Lending Group

AGREED AND ACCEPTED this 18th day of MARCH, 2015.

DEJOUR ENERGY (ALBERTA) LTD., as Borrower

Per: ______ Name: ROBERT L HODGKINSON Title: PRESIDENT	Per: ______ Name: DAVID N. MATHESON Title: CFO

DEJOUR ENERGY INC., as Guarantor

Per: ______ Name: ROBERT L HODGKINSON Title: PRESIDENT	Per: ______ Name: DAVID N. MATHESON Title: CFO

APPENDIX A

CREDIT:	Timothy D. Bacon Director, Energy Lending Group Direct: (403) 750-3579 Cell: (403) 701-8492 Facsimile: (403) 264-1619 Email: Tim.Bacon@cwbank.com	Brett Robertson Senior Account Manager, Energy Lending Group Direct: (403) 750-3598 Cell: (403) 650-9588 Facsimile: (403) 264-1619 Email: Brett.Robertson@cwbank.com	
ADMINISTRATION:	L/C/Gs; Visa; Loan / Account Balances; Payments; Bank Drafts; Bank Confirmations; General	Account Representative: Telephone: Facsimile: E-mail: Account Representative: Telephone: Facsimile: E-mail:	Monique Thompson (403) 268-7841 (403) 750-3596 Monique.Thompson@cwbank.com Mayra Mercado O'Brien (403) 750-3583 (403) 750-3596 Mayra.Mercado@cwbank.com
BRANCH:	Calgary Main Branch #100, 606 – 4 Street SW T2P 1T1	Telephone: Facsimile:	(403) 262-8700 (403) 262-4899
BUSINESS ACCOUNTS	Order Cheques; Current Account Documents/ Operations; Signing Authorities; Rates; Investments; Customer Automated Funds Transfer (CAFT)	Account Representative: Telephone: Facsimile: E-mail	Anita Latif (403) 750-3576 (403) 750-4899 Anita.Latif@cwbank.com
INTERNET BANKING	Loan/Account Balances; Traces; Stop Payments, List of Current Account Transactions; Pay Bills; Transfer Between Accounts; Exchange Rates Quotes	Website:	www.CWBANK.com
OTHER:	Personal/ Retail Banking	Manager: Telephone: Facsimile: E-mail:	William Lee (403) 268-7842 (403) 262-4899 William. Lee@cwbank.com
CWB WEALTH MANAGEMENT:	Financial planning, Senior Executive Investment packages, Employee banking, Group RRSP, Professional Money Management.	Website: Contact: Telephone: Cell: Facsimile: E-mail:	http://www.cwbankgroup.com/ Hyder Hassan Wealth Management Specialist (403)-750-7916 (403)-816-0212 (1-855)-392-3012 Hyder.Hassan@cwbank.com
VALIANT TRUST:	Corporate Trust Services; Stock Transfer Agent; Employee Incentive Plans	Website: Contact: Telephone: Cell: Facsimile: E-mail:	www.VALIANTTRUST.com Les Stastook Director, Business Development (403) 781-8754 (403) 818-6244 (403) 233-2857 Les.Stastook@valianttrust.com